

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2024

Caitlin Kontulis
Vice President, Finance and Administration
Phio Pharmaceuticals Corp.
11 Apex Drive, Suite 300A, PMB 2006
Marlborough, MA 01752

> **Re: Phio Pharmaceuticals Corp.**
> **Registration Statement on Form S-3**
> **Filed May 20, 2024**
> **File No. 333-279557**

Dear Caitlin Kontulis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tamika Sheppard at 202-551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steve Abrams